July 25, 2019

Ivan Shi
Chief Financial Officer
uCloudlink Group Inc.
Room 2118-2119, 21/F, One Pacific Centre
414 Kwun Tong Road, Kwun Ton
Kowloon, Hong Kong

       Re: uCloudlink Group Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 19, 2019
           CIK No. 0001775898

Dear Mr. Shi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Amendment Form F-1 filed July 19, 2019

Prospectus Summary, page 1

1. In your previous draft submission, Mr. Wen Gao was identified as a director and founder.
       In your current submission, he is only identified as your chief sales officer. Please advise and/or revise.
Principal Shareholders, page 174

2. Please disclose the percentage of outstanding shares that holders of Class B ordinary shares must keep in order to continue to control the outcome of matters submitted to shareholders for approval.
 Ivan Shi
uCloudlink Group Inc.
July 25, 2019
Page 2
Consolidated Statements of Comprehensive Loss, page F-3

3. We note your response to our prior comment 13 from our letter dated June 19, 2019. In that response you state, "that the arrangements of services through Roamingman brand involve the leasing of portable Wi-Fi terminals with data connectivity services embedded." We also note your response to our comment one from our letter dated June
      28, 2019. You now show data connectivity services from Roamingman, but do not show any rental income. Please revise to only show revenue from tangible products, income from rentals, and revenues from services on the face of your Consolidated Statements of
      Comprehensive Loss in accordance with Item 5-03(B)1(a) of Regulation S-X .. Your footnote disclosure should continue to show the disaggregation of revenue as currently presented in Note 5. Also, separate cost of revenue on the face of your Consolidated
      Statements of Comprehensive Loss in accordance with Item 5-03(B)1(a) of Regulation S-
      X.
        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney-Adviser, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                           Sincerely,
FirstName LastNameIvan Shi
                                                           Division of
Corporation Finance
Comapany NameuCloudlink Group Inc.
                                                           Office of
Telecommunications
July 25, 2019 Page 2
cc:       Z. Julie Gao
FirstName LastName